Exhibit 99.34

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES A CASH DISTRIBUTION INCREASE

FOR IMMEDIATE RELEASE, Thursday, February 2, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) announces a $0.03 per unit increase to its monthly cash distribution

(Calgary, February 2, 2006) /CNW/ - Penn West Energy Trust (“the Trust”) is pleased to announce that its monthly cash distribution will be increased by 10 percent to $0.34 per trust unit from $0.31 per trust unit. The increase will be effective for the February 2006 distribution, payable on March 15, 2006 to unitholders of record on February 28, 2006.

The Board of Directors of the Trust approved the increase considering the following factors:

•                  budgeted and forward commodity prices;

•                  the impact of increasing industry service and staffing costs;

•                  the impact of the hedging program that increases the likelihood that realized future commodity prices will be in-line with those budgeted;

•                  the progress to date monetizing the Trust’s undeveloped land base;

•                  anticipated production levels;

•                  the capital efficiency of the Trust and anticipated future capital requirements; and,

•                  the forecast debt to cash flow ratio.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502